EXHIBIT 99.1
                                                                    ------------

NEWS RELEASE                                                   [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]

DECEMBER 6, 2005

ARC ENERGY TRUST ANNOUNCES BUDGET
FOR 2006 INCLUDING A $340 MILLION CAPITAL EXPENDITURE PROGRAM
--------------------------------------------------------------------------------

CALGARY, DECEMBER 6, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust" or "ARC") announced today that its Board of Directors has approved a budget for 2006 including a $340 million capital expenditure program.

John Dielwart, ARC's President and CEO, said, "Our portfolio of high quality internally generated development opportunities will again be the highlight for the coming year. A number of additional key initiatives involving Natural Gas from Coal (NGC) programs, new moderate risk exploration opportunities within core areas, and advanced technology to increase productivity and reserves will be undertaken to provide future growth opportunities."

HIGHLIGHTS OF THE 2006 BUDGET

    o ARC expects to replace natural production decline volumes from internally generated opportunities through delivering 10,000 boe/d of new production by year-end 2006

    o Production target of approximately 61,000 boe/d (including the recently acquired properties) comprised of 31,000 bbl/d of crude oil and NGL's and 180 mmcf/d of natural gas

    o Capital expenditure budget of $340 million, reflecting an approximate 360 gross operated well drilling program (263 net wells), both of which are record levels for ARC

    o Operating costs are expected to increase by approximately 10 per cent in 2006 on our pre-existing properties due to continued cost pressure in all aspects of our field operations. Full year 2006 operating costs including the Redwater and North Pembina Cardium Unit ("NPCU") properties acquisition, which is expected to close in mid December, 2005 are expected to average $8.65 per boe.

CAPITAL PROGRAM

The $340 million capital program is a $70 million increase over estimated 2005 capital expenditures. Approximately $40 million of this increase is directly attributable to increases in the costs of supplies and services ranging from 10 per cent to 20 per cent depending on area and activity. Relative to 2005, the primary areas of increased expenditures are:

         o A commercial scale NGC project at Delburne in central Alberta for $25 million (82 wells) which is expected to come onstream late in 2006

         o An increase in development drilling capital from $195 million to $206 million

         o A $17 million increase in capital allocated to moderate risk exploration to better position ARC for future development.

Based on 2006 budget projections, ARC will operate the drilling of approximately 360 gross wells (80 wells targeting oil and 280 wells targeting natural gas) and approximately 263 net wells including; vertical wells, single leg horizontal wells, multi-leg horizontal wells, injection wells and horizontal re-entries. In our non-operated properties we anticipate our partners will drill approximately 200 gross wells with ARC's share of expenditures being approximately $60 million.

All ARC core areas have significant opportunities for continued development and growth with the largest capital programs being focused on our northern Alberta/BC core area. At Dawson, in northeast BC, we expect our drilling program to consist of three horizontal wells and six vertical wells. We also expect to install additional field compression to increase our production capability. At Prestville, in northern Alberta, we expect to drill four vertical wells and one horizontal well as we continue to define the extent of the Cranberry Slave Point D pool.

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   DECEMBER 6, 2005
   NEWS RELEASE
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Also in northern Alberta at Ante Creek we intend to drill up to 14 vertical infill wells in 2006 to further expand production as a follow-up to a successful drilling program in 2005 that resulted in a 94 per cent success rate on 18 wells. In addition we will be spending $2.8 million on roads and infrastructure in this area to improve access to what has become ARC's single largest property.

Throughout ARC's other core areas, numerous development activities will take place. At Pembina, ARC expects to drill up to 25 gross wells and participate in numerous optimization activities. In central Alberta, at Delburne, ARC has plans to drill up to 82 gross wells in our first commercial scale NGC development. In addition to the drilling, ARC will construct a new compression facility and an associated low pressure gas gathering system. In southeast Alberta and southwest Saskatchewan, 155 gross wells will be drilled by ARC targeting shallow gas as part of our ongoing multi-year staged development program. In southeast Saskatchewan, ARC intends to drill five horizontal wells and two water injection wells. Elsewhere in southeast Saskatchewan, as many as 14 gross wells will be drilled as part of ARC's continued development of that area.

Major projects on some of our non-operated properties include a 50 gross well infill drilling program at Weyburn and a 12 gross well drilling program at Midale, both of which are oil pools in southeast Saskatchewan that are currently being flooded with CO2.

The budgeted capital expenditures for 2006, by type are:

($ million)                                          2004 (ACTUAL)     2005 (ESTIMATE)    2006 (BUDGET)
Development drilling                                           129                 195              206
Facilities & pipelines                                          34                  23               26
Natural gas from coal (NGC)                                      -                   2               28
Maintenance                                                      9                  13               17
Optimization                                                     3                   6               10
Exploration                                                      6                  10               27
Land                                                             4                   9                9
Seismic                                                          6                   5                7
Other                                                            3                   7               10
                                                    ----------------------------------------------------
Total                                                          194                 270              340

OPERATED WELLS DRILLED (GROSS)                       2004 (ACTUAL)     2005 (ESTIMATE)    2006 (BUDGET)
Natural gas wells                                              150                 186              280
Oil wells                                                       44                  70               80
                                                    ----------------------------------------------------
Total                                                          194                 256              360

2006 CAPITAL BUDGET BY AREA:
($ million)                                           2004 (ACTUAL)    2005 (ESTIMATE)    2006 (BUDGET)
Northern Alberta and British Columbia                            93                123              140
Drayton Valley                                                   19                 37               40
Central Alberta                                                  20                 24               68
Southeast Alberta & Southwest Saskatchewan                       27                 35               32
Southeast Saskatchewan                                           26                 48               50
Corporate                                                         9                  3               10
                                                    ----------------------------------------------------
Total                                                           194                270              340

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   DECEMBER 6, 2005
   NEWS RELEASE
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PRODUCTION VOLUMES

Target production volumes for 2006 are approximately 61,000 boe/d, which includes an estimate of two per cent downtime for maintenance and unplanned outages. Production is expected to decline to approximately 59,000 boe/d in the second quarter as a result of post breakup declines as well as planned maintenance activities, but should increase in the fourth quarter on the expected success from the record capital program to a target 2006 exit rate in excess of 63,000 boe/d. These higher volumes are expected to carry over into the following year providing a strong start to 2007.

The anticipated 2006 volumes do not reflect any additional acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecast volumes.

The continuing high level of industry activity has resulted in increasing costs in all areas of our field operations which is expected to result in an approximate 10 per cent increase in ARC's base operating costs to $7.70 per boe, up from an estimated $7.00 per boe for 2005. The addition of the higher cost Redwater and NPCU properties will increase total operating costs to approximately $192 million or $8.65 per boe.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSE

The oil and gas industry in Canada is experiencing record high activity levels, which has created challenges for the industry as the supply of skilled personnel is tight. This has resulted in upward pressure on employee compensation and on the costs of services to the industry. At ARC, we are proud of our highly skilled and capable workforce, consequently we have adjusted our compensation and benefit programs to ensure we remain competitive, which has resulted in an increase in G&A expenses when compared to 2005.

In 2004, ARC replaced its "Trust Unit Incentive Plan" with a new "Whole Unit" Long-Term Incentive Plan (LTIP) as part of its total compensation program. Under the new Whole Unit Plan, participants receive Restricted Units ("RTU") and Performance Units ("PTU"). Each RTU entitles the holder to receive an amount in cash equal to the aggregate current market value of the number of units designated in the award with one-third of the award vesting on each of the first, second and third anniversary dates of the date of the grant. Each PTU entitles the holder to receive on the third anniversary of the date of the grant an amount in cash equal to the aggregate current market value of the number of units designated in the Performance Award multiplied by a performance multiplier that is based on the percentile rank of the Trust's Total Unitholder Return relative to a peer comparison group.

The value of this plan is based on the market price of the underlying trust units in addition to accumulated distributions. A non-cash G&A expense is recorded each period in the statement of income as the liability is accrued. On the anniversary dates of the awards, a cash payment will be made resulting in a reduction in cash flow. Vesting under the current plan will occur in the second quarter of each year. To the end of the third quarter of 2005, a non-cash G&A expense of $2.6 million had been accrued for the Whole Unit Plan.

The second quarter of 2006 will see the second cash payment made under the Whole Unit plan resulting in an increase in the Trust's cash G&A expense when the second third of the 2004 RTU's and the first third of the 2005 RTU's vest. ARC believes that this new plan provides better alignment of the interests of employees and unitholders and provides more transparency with regard to the full cost of attracting and retaining a highly skilled workforce.

($ million)                                       2004 (ACTUAL)    2005 (ESTIMATE)    2006 (BUDGET)
Base G&A costs                                             21.4               25.9             34.8
Cash costs for Whole Unit Plan (estimated)                    -                1.1              3.1
                                                 ---------------------------------------------------
Total cash costs                                           21.4               27.0             37.9
LTIP - non-cash                                             2.9                5.2              9.2
Incentive rights - non-cash                                 5.2                6.7              2.6
                                                 ---------------------------------------------------
Total G&A                                                  29.5               38.9             49.7

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   DECEMBER 6, 2005
   NEWS RELEASE
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RISK MANAGEMENT

As part of its overall strategy to provide stable, dependable distributions, ARC historically entered into a variety of hedging transactions designed to protect against reduced commodity prices and the resulting impact on distributions. Historically, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases. In 2004, commodity prices increased to unprecedented levels which prompted a thorough review of our hedging strategy. In November 2004, the Trust implemented a program of managing the downside risk while allowing for more participation in commodity price increases by making more effective use of purchasing "floors". A number of prior contracts extended through 2005 which included caps on prices for a portion of our production resulting in material hedge losses during the year. The last of these contracts will expire on December 31, 2005.

Currently the Trust has the ability to participate in 100 per cent of the upside in both oil and gas prices in 2006. All risk management instruments in place at the current time are floors or "put spreads". Put spreads provide for a minimum price on the hedged production except in the event prices continue to decline beyond the second put, in which the Trust would receive the market price plus the difference between the two puts.

ARC'S 2006 RISK MANAGEMENT PORTFOLIO
-------------------------------------------------------------------------------------------------------
OIL                                                               Q1         Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------
Volumes (bbl/d) protected with floors and/or put spreads       8,000      8,000       6,000      6,000
Average Premiums (USD/bbl)                                    $ 3.10     $ 2.57      $ 2.37    $  2.37
Average Floor Price (USD/bbl)                                 $51.88     $52.50      $53.33    $ 53.33
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
NATURAL GAS                                                       Q1         Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------
Volumes (GJ/d) protected with floors and/or put spreads       40,546     20,000      20,000      6,739
Average Premiums* (CAD/GJ)                                    $ 0.49     $ 0.40      $ 0.40    $  0.40
Average Floor Price (CAD/GJ)                                  $ 8.51     $ 7.50      $ 7.50    $  7.50
-------------------------------------------------------------------------------------------------------
*USING A $1.19 CAD/USD

-------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE*                                                 Q1         Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------
Notional USD millions Sales                                   $22.45     $14.66      $    -    $     -
Average Rate CAD/USD                                          $ 1.23     $ 1.22      $    -    $     -
Average Rate USD/CAD                                          $ 0.82     $ 0.82      $    -    $     -
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
POWER                                                             Q1         Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------
Volume (MWh)                                                       5          5           5          5
Swap Rate                                                     $63.00     $63.00      $63.00    $ 63.00
-------------------------------------------------------------------------------------------------------
*Does not include ARC's USD purchases in Q4 2006 for various USD denominated obligations.

Additional information on ARC's risk management program can be found on our website (www.arcenergytrust.com).

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   DECEMBER 6, 2005
   NEWS RELEASE
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FUNDING OF THE 2006 CAPITAL PROGRAM

The Trust's current plan is to finance the $340 million capital program as follows:

     o   Approximately 75 per cent from 2006 budgeted cash flow;

     o Approximately 10 to 25 per cent through ongoing distribution re-investment proceeds and proceeds from the exercise of employee Rights; and

     o   The remainder, if any, through debt.

The above estimates are based upon the Trust's budget commodity prices of US$55.00/bbl WTI and an average AECO price of $9.00/GJ. The percentages will change with changes in commodity prices. The above assumes that there are no significant acquisitions during the year.

DISTRIBUTION POLICY

ARC believes it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns. The actual amount of cash flow withheld to fund the Trust's capital expenditure program and annual contribution to the Trust's reclamation fund is dependent on the commodity price environment and is at the discretion of the Board of Directors. This has resulted in payout ratios ranging from a high of 90 per cent in 2001 to a low of 60 per cent in the first nine months of 2005. In times of high commodity prices, ARC withholds a greater percentage of cash flow so that more of the capital program can be funded internally.

Monthly cash distributions for the first quarter of 2006 have been set at $0.20 per trust unit subject to review monthly, based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. Using current forward curve commodity prices, ARC would anticipate paying out $0.20 per unit throughout 2006 which would represent approximately 60 to 70 per cent of cash flow.

RECLAMATION FUND

As at September 30, 2005 the Trust's reclamation fund stood at $23.3 million. The Trust's budget incorporates a contribution of $12 million to the fund in 2006 to provide for the eventual abandonment of the Trust's oil and gas properties. For the 2006 fiscal period the Trust plans on withdrawing $4 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

DETAILED GUIDANCE -
INCORPORATING THE DECEMBER 5, 2005 ANNOUNCEMENT OF ACQUISITIONS AND EQUITY OFFERING
PRODUCTION                                                  2004 (ACTUAL)     2005 (ESTIMATE)     2006 (BUDGET)
Oil (bbls/d)                                                       22,961              23,200            27,000
NGL's (bbls/d)                                                      4,191               4,000             4,000
Gas (mmcf/d)                                                          178                 173               180
Total (boe/d)                                                      56,870              56,000            61,000

COSTS AND EXPENSES ($/BOE)                                  2004 (ACTUAL)     2005 (ESTIMATE)     2006 (BUDGET)
Operating costs                                                      6.71                7.00              8.65
Transportation costs                                                 0.71                0.70              0.70
Cash G&A expenses                                                    1.03                1.30              1.70
Non-cash G&A expenses                                                0.39                0.55              0.55
Interest                                                             0.64                0.75              1.40
Taxes                                                                0.14                0.12              0.15

Weighted average units outstanding including units held
for exchangeable shares (millions)                                  186.1               191.2             205.5

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   DECEMBER 6, 2005
   NEWS RELEASE
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Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.0 billion. The Trust currently produces approximately 57,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9
                             www.arcenergytrust.com